June 12, 2019

William D. Clark
Chief Executive Officer
Genocea Biosciences, Inc.
100 Acorn Park Drive
Cambridge, MA 02140

       Re: Genocea Biosciences, Inc.
           Registration Statement on Form S-1
           Filed June 7, 2019
           File No. 333-232023

Dear Mr. Clark:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ada D. Sarmento at 202-551-3798 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance
cc:    Marc A. Rubenstein, Esq.